TRENT

RECEIVED

2007 OCT 15

2 October 2007

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

07027255

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Trading Statement'

PROCESSED
OCT 19 2007
THOMSON
FINANCIAL

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

SUPPL

Encl.

dw 10/17

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2007\ZH - Trading Statement -2 October 2007.doc

SEVERN TRENT PLC
TRADING STATEMENT
2 October 2007

Severn Trent is issuing the following trading update prior to the announcement of its interim results on 27 November 2007 for the six months ended 30 September 2007.

The Board considers that overall the Group has delivered first half-year performance that is broadly consistent with its expectations for the full year.

Water and Sewerage
Sales prices have increased by 5.87% (including inflation) from 1 April 2007.

However, whilst the wet weather conditions seen over the recent summer months have had a beneficial effect on reservoir levels, they have also reduced consumption levels. As a result, we expect full year revenues to be around £12m lower than we would have anticipated.

Severn Trent Water continues to focus on the operating cost challenge of the AMP4 contract. The flooding incident in July has caused some delays to the delivery of our plans in this current year, but we are not changing our overall outlook in respect of operating costs. We remain on track, excluding exceptional flood costs, to meet the Ofwat determination for operating costs in 2007/08. This is helped by the fall in energy prices (with prices now fixed for 2007/08, our total energy costs will be around £17 million lower than 2006/07), and some initial benefits coming through this year from our improvement plans. These improvement plans are gathering pace and will deliver benefits in the years to come.

Severn Trent Water's infrastructure maintenance programme and rate of expenditure are progressively increasing through the year. As a result, first half infrastructure renewals expenditure for 2007/08 of around £46m to £48m is expected to represent around 40% of the total net expenditure for the year.

Gross capital expenditure under UK GAAP, (including infrastructure maintenance expenditure) is expected to be around £560m for the full year 2007/08, with expenditure in the first half of around £250m.

Water Technologies and Services
This business continues to make good progress. Total PBIT for the first half of 2007/08 is expected to be around the result achieved for the second half of 2006/07 (£10.7m).

Corporate and Other
We have completed the integration of the head office and Severn Trent Water teams and now have one executive team headed by Tony Wray, Chief Executive (see today's separate announcement), focused on our core water activities. As a result of this integration, we expect to reduce our recurring overhead costs by between £6 million and £10 million by 31 March 2008.

TRENT

2 October 2007

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Directorate Changes'

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2007\ZI- Directorate Changes -2 October 2007.doc

CHANGES TO BOARDS OF SEVERN TRENT PLC AND SEVERN TRENT WATER LIMITED

Severn Trent Plc announces today that Colin Matthews has retired from the Boards of Severn Trent Plc and Severn Trent Water Limited and that Tony Wray, Managing Director of Severn Trent Water Limited, has taken over from Colin Matthews as Chief Executive.

This completes the process Severn Trent announced in June whereby the roles of Chief Executive and Managing Director would be combined this year with Tony Wray replacing Colin Matthews.

The Chairman of Severn Trent Plc, Sir John Egan, said "Colin has made an outstanding contribution during a period of substantial change.

"We have completed the transformation of the Group with the demerger of Biffa, the £575 million special dividend to shareholders and the sale of other businesses such as ST Property and ST US Laboratories. We have also outlined detailed plans for fundamental improvement across all areas of our Severn Trent Water business based on our 20 critical success factors against which we will measure our performance and progress.

"His leadership has been crucial to the successful restructuring of Severn Trent. Colin has played a key role in laying firm foundations on which Tony can build for Severn Trent's future success."

Mr Matthews said he was fortunate and proud to have been Chief Executive of Severn Trent during a significant period in its history.

"The renewal and reorganisation of Severn Trent has been a complex and fascinating journey that has, importantly, created value for shareholders and positioned the company for an exciting future," Mr Matthews said.

"I have been supported by excellent people both in the businesses we have divested as well as in those we have retained. I would like to thank all of them for their commitment and support and I wish Tony the very best in taking Severn Trent forward."

Severn Trent Plc also announces that with effect from today the following Directors have been appointed as Executive Directors of Severn Trent Plc and Severn Trent Water Limited:

Tony Ballance (Director, Regulation and Competition)

Martin Kane (Director, Customer Relations)

Andy Smith (Director, Water Services)

Sir John Egan said "These appointments reinforce the board's commitment to the successful transformation of the Group into a focused water company. In addition, the board is actively seeking to recruit a further non-executive director to the Boards of Severn Trent Plc and Severn Trent Water Limited to complement the existing skills base. We will update the market when a suitable candidate has been appointed."

No disclosures in respect of Listing Rule 9.6.13R are required further to this notification.

For further information, please contact:

Peter Gavan	Director, External Affairs	Tel: 0121 722 4310
Andrew Marsh	Manager, Public Affairs	Tel: 0121 722 4121

Notes:

1. Tony Wray BSc (Hons) Chief Executive of Severn Trent Plc. Joined Board March 2005. Previously Director of Networks, Eircom, Republic of Ireland's telephone operator; Head of Asset Management, various managerial positions, British Gas. In 2000 Tony moved to Transco, first as Director of Asset Management, then as National Operations Director, before being appointed to implement the merger integration of Lattice (Transco) and National Grid Group into National Grid Transco.

2. Tony Ballance BSc (Hons) MA (Econ) PhD Director of Regulation and Competition, Severn Trent Water. Joined August 2005. Previously economic consultant in the utilities sector, working as a Director for Stone and Webster consultants and London Economics; Formerly Chief Economist, Office of Water Services (Ofwat).

3. Martin Kane FIWO BSc CEng CEnv MICE MIWEM Director of Customer Relations, Severn Trent Water since May 2006. Previously Head of Networks, Director of Engineering, various roles in the design, construction and operation of water and wastewater treatment plants, water distribution networks and sewerage systems, Severn Trent Water, joined 1975. Board member UK Water Industry Research Ltd and Utility and Service Industries Training Ltd.

4. Andy Smith BTech (Hons) Director of Water Services, Severn Trent Water. Joined January 2005. Previously Board member and Group HR Director with Boots. Also in engineering, HR and production senior management roles with Pepsi-Cola International, Mars and BP.

END